Cytonics Corporation
ANNUAL REPORT
658 W. Indiantown Road Jupiter, FL 33458
(561) 406-2864
https://cytonics.com/

This Annual Report is dated February 10, 2026 for the Fiscal Year Ended December 31, 2022

BUSINESS

Cytonics Corporation ("Cytonics" or the "Company") is a biopharmaceutical company developing novel therapies for osteoarthritis and other inflammatory diseases. Founded in 2006 by a board-certified orthopedic surgeon and prolific researcher, the company is on a mission to disrupt the regenerative medicine field with its proprietary and innovative biologic therapies for osteoarthritis.

If approved by the FDA, we believe Cytonics' novel treatment for osteoarthritis, CYT-108, will be the first and only therapy that targets the root cause of osteoarthritis. We believe CYT-108 actually reverses the effects of the disease by repairing cartilage damage and restoring joint health.

Business Model

We are an early-stage biotechnology research and development company with an FDA-approved therapy in the market. This medical device, called the Autologous Protease Inhibitor Concentrate system ("APIC" for short), purifies out a therapeutic blood protein called A2M. When injected into the joint, A2M inhibits the destructive enzymes that chew up the protective cartilage, thereby promoting cartilage regeneration and encouraging joint restoration. Since 2015, APIC therapy has treated over 8,000 patients and serves as clinical proof that A2M is an effective treatment for osteoarthritis. Now, we are leveraging the power of A2M to create a "super A2M" - a genetically modified version of the naturally occurring blood protein that has enhanced efficacy and global commercial potential. Called "CYT-108," this lead drug candidate has been shown to be up to 4x more effective than the natural A2M in preclinical studies and is on the verge of a first-in-human Phase 1 clinical trial. We dedicate all of our resources to the development of CYT-108 and run a very lean operation (-70% of all investor dollars and revenue is spent on research and development).

Once we have clinical data in hand, we will be in an advantageous position to align with a strategic partner and/or license the development rights to a larger pharmaceutical company. Our investors will realize a return on their investment when we either (1) sell the entire company in a private acquisition, or (2) publicly list Cytonics' stock ahead of a developmental licensing agreement with a strategic partner.

Cytonics Corporation was initially organized as Gamma Spine, Inc., a Florida corporation on July 19, 2006, and changed its name to Cytonics Corporation on April 20, 2007.

Previous Offerings

The following offerings are from the three years prior to the date of this annual report:

Name: Series C Preferred Stock
Type of security sold: Equity
Final amount sold: $1,738,265.00
Number of Securities Sold: 737,334
Use of proceeds: Phase 1 clinical trial for osteoarthritis
Date: April 15, 2023
Offering exemption relied upon: Regulation CF

Name: Series C Preferred Stock
Type of security sold: Equity
Final amount sold: $2,843,709.00
Number of Securities Sold: 1,393,005
Use of proceeds: Phase 1 clinical trial for osteoarthritis.
Date: October 20, 2022
Offering exemption relied upon: Regulation CF

Name: Series C Preferred Shares
Type of security sold: Equity
Final amount sold: $650,000.00
Number of Securities Sold: 282.609
Use of proceeds: GMP drug manufacturing.
Date: October 26, 2022
Offering exemption relied upon: 506(c)

Name: Series C Preferred Shares
Type of security sold: Equity
Final amount sold: $4,729,700.00
Number of Securities Sold: 2,364,850
Use of proceeds: Preclinical studies
Date: June 29, 2021
Offering exemption relied upon: Regulation A+

Name: Series C Preferred Stock
Type of security sold: Equity
Final amount sold: $3,638,881

Number of Securities Sold: 2,220,458
Use of proceeds: R&D, Company Employment, Working Capital
Date: May 28, 2024 Offering exemption relied upon: Regulation CF Name: Series C Preferred
Stock Type of security sold: Equity
Final amount sold: $872,315
Number of Securities Sold: 531,302
Use of proceeds: R&D, Company Employment, Working Capital
Date: October 17, 2024
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The Company previously failed to timely file this Form C-AR for FYE 2022. It has not otherwise failed to comply with the periodic filing requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. During the year ended December 31, 2022, the Company sustained a net loss of approximately $2.84 million and had net cash used in operations of approximately $2.49 million. The vast majority of these expenses are related to the research and development of the Company's experimental
drug candidate, CYT-108, as a treatment for osteoarthritis.

R&D expense 2022: $2,057,466

R&D expense 2021: $2,205,358

R&D expenses remained relatively flat.

The Company recognizes revenue from minimum guaranteed royalties (MGRs) from the sale of their autologous APIC medical device when they become due under the terms of the contract and the consideration has been received or is expected to be received. The Company also generates revenues from running diagnostic tests.

Revenue 2022: $405,000

Revenue 2021: $310,000

Revenues increased in 2022 due to an increase in APIC sales.

To date December 31, 2022, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding, and licenses of its products. The Company intends to continue to seek funding through investments by strategic partners and from private and public sales of securities until such a time that the Company generates sufficient cash flow to sustain its operations.

Historical results and cash flows:

The Company is currently in the research and development stage of its biopharmaceutical drug development activities and is revenue-generating for its medical device and diagnostic business. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because biopharmaceutical development is very capital intensive and the month-to-month variance in expenses is high. Past cash was primarily generated through equity investments and from royalties generated by medical device sales. Our goal is to develop our lead drug candidate for osteoarthritis, CYT-108, through Phase 1 and 2 clinical trials before selling the company's intellectual property portfolio to a large pharmaceutical company or licensing the development and sales rights to a partner. The cost of a Phase 2 clinical trial is significantly more expensive than a Phase 1, and we expect to align with a strategic partner to co-sponsor the study.

Liquidity and Capital Resources

As of December 31, 2022, the Company had cash on hand of approximately $1.66M. The Company had no outstanding long-term debt nor significant lines of credit.

Indebtedness

As of FYE 2022:

Creditor: Joey Bose Amount
Owed: $30,000.00

Interest Rate: 15.0%

Maturity Date: September 01, 2022

During the month of September 2022, a convertible promissory note was issued to Mr. Joey Bose (CEO & President - Key Managerial Person). The note had a principal amount of $30,000 at the rate of 15% interest per annum with maturity date of one (1) year. As additional consideration for the Note, 15,000 stock options were awarded to the holder of the note to purchase common stock of the Company at a purchase price of two dollars ($2.00) per share. Per the terms of the note, investors will receive the stock option at no additional cost, which provides the investor with the right but not the obligation to purchase shares for up to 5 years at a fixed price of $2.00 per share.

Creditor: Gaetano Scuderi, MD

Amount Owed: $25,000.00

Interest Rate: 0.0%

Maturity Date: June 01, 2022

A convertible promissory note with a principal amount of $25,000 was issued Gaetano Scuderi, MD (Founder and Chairman) in June 2022. The debt was issued with 12,500 stock options to purchase Company common stock at a purchase price of $2.00 per share. Per the terms of the note, investors will receive the stock option at no additional cost, which provides the investor with the right but not the obligation to purchase shares for up to 5 years at a fixed price of $2.00 per share. The note has a maturity period of one (1) year.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date of this report are as follows:

Name: Gaetano Scuderi

Gaetano Scuderi's current primary role is with Palm Beach Spine and Sport. Gaetano Scuderi currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & Chairman of the Board (Full Time)

Dates of Service: July, 2006 - Present

Responsibilities: Dr. Scuderi is involved in shareholder relations, recruiting talent, providing expert medical advice, and designing clinical studies. Dr. Scuderi does not receive salary compensation for this role.

Other business experience in the past three years:

Employer: Palm Beach Spine and Sport

Title: Orthopedic Surgeon

Dates of Service: December, 2012 - Present

Responsibilities: Board-certified orthopedic surgeon

Name: Joey Bose

Joey Bose's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: CEO & President
Dates of Service: May, 2018 – Present
Responsibilities: Mr. Bose is responsible for the day-to-day operations of the company, raising capital and managing all of the employees and service providers in pursuance of the Phase 1 clinical study for CYT-108. Mr. Bose currently receives salary compensation of $204K for this role with a $100K milestone bonus schedule and 434K Common Stock Options.

Name: Tracy Goeken

Tracy Goeken's current primary role is with Linical. Tracy Goeken currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Director (Part Time)
Dates of Service: November, 2020   Present
Responsibilities: The business of Cytonics is managed under the direction of the Board. The Board selects and provides advice and counsel to the Chief Executive Officer and generally oversees management. The Board reviews and discusses the strategic direction of the Company and monitors the Company's performance against goals the Board has established with management. Dr. Goeken's experience managing clinical trials gives Cytonics the expertise necessary to design and conduct Phase 1 and 2 studies. Tracy does not receive salary compensation for this role.

Other business experience in the past three years:
Employer: Aventusoft
Title: Medical Advisory Board Member
Dates of Service: December, 2019 - Present
Responsibilities: Provide medical advice and strategy to organization in an advisory capacity

Other business experience in the past three years:
Employer: BioFlorida
Title: Board of Directors
Dates of Service: March, 2022 - Present
Responsibilities: Provide strategic and operational oversight to BioFlorida

Other business experience in the past three years:
Employer: Keiser University
Title: Advisory Board Member, Biomedical Sciences
Dates of Service: November, 2020 - December, 2021
Responsibilities: Provide strategic and operational support to the Biomedical Sciences educational division.

Other business experience in the past three years:
Employer: Linical
Title: Chief Medical Officer
Dates of Service: January, 2018 – Present
Responsibilities: Builds and maintains an "organizational culture" of Quality within the organization. Provides strategic leadership and management to the organization that mirrors the adopted mission and core value of the company.

Name: Gordon Ramseier

Gordon Ramseier's current primary role is with BCI Life Science Advisors. Gordon Ramseier currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director (Part Time)

Dates of Service: March, 2009 – Present

Responsibilities: The business of Cytonics is managed under the direction of the Board. The Board selects and provides advice and counsel to the Chief Executive Officer and generally oversees management. The Board reviews and discusses the strategic direction of the Company and monitors the Company's performance against goals the Board has established with management. Mr. Ramseier's experience as a biotech consultant provides Cytonics with the experience necessary to identify licensing opportunities for its drug assets.

Other business experience in the past three years:
Employer: BCI Life Science Advisors
Title: President
Dates of Service: January, 2019   Present
Responsibilities: Provide consulting services on a part-time basis

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 20% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Name and Address of Beneficial Owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock				
Geatano Scuderi, MD 151 Fishermans Way, Jupiter, FL 33477	Common Stock	6,422,120 shares of Common Stock	22,500 Stock options	32.9%

RELATED PARTY TRANSACTIONS

The following are the related party transactions for the FYE 2022:

During the month of September 2022, a convertible promissory note was issued to Mr. Joey Bose (CEO & President   Key Managerial Person) in the principal amount of $30,000 at the rate of 15% interest per annum with maturity date of one (1) year. As additional consideration for the Note, 15,000 stock options were awarded to the holder of the note to purchase common stock of the Company at a purchase price of two dollars ($2.00) per share. Per the terms of the note, investors will receive the stock option at no additional cost, which provides the investor with the right but not the obligation to purchase shares for up to 5 years at a fixed price of $2.00 per share.

Similarly, a convertible promissory note with a principal amount of $25,000 and a maturity period of one (1) year was issued Gaetano Scuderi, MD (Founder and Chairman) in June 2022. The debt was issued with 12,500 stock options to purchase Company common stock at a purchase price of $2.00 per share. Per the terms of the note, investors will receive the stock option at no additional cost, which provides the investor with the right but not the obligation to purchase shares for up to 5 years at a fixed price of $2.00 per share.

Both principal amounts along with accrued interest for the two promissory notes were repaid during the year. Thus, no related party convertible notes balance remains outstanding as on December 31, 2022.

Professional fees in the amount of $74,200 was paid to Lewis Hanna, PhD (Chief Scientific Officer) for his consulting services provided to the Company during the year 2022.

All three independent Directors (Tracy Goeken, MD; Gordon Ramseier; Phil LoGrasso, PhD) were granted 50,000 common stock options in January 2022 as compensation for their services. The options vested immediately, have a 5-year expiration, and are exercisable at $2.00 per share.

OUR SECURITIES

The following description is a summary of the material rights of shareholders. Shareholder rights are dictated via the Company's Articles of Incorporation and Bylaws, each as amended from time to time.

None of our securities are currently listed or quoted for trading on any national securities exchange or national quotation system.

Pursuant to our amended and restated articles of incorporation, as amended, our authorized capital is 70,000,000 shares, of which (1) 50,000,000 shares are Common Stock, par value $0.001 per share, and (2) 20,000,000 shares are Preferred Stock, par value $0.001 per share, which may, at the sole discretion of the Board of Directors be issued in one or more series, of which the board designated: (a) 150,000 shares as Initial Preferred Stock; (b) 1,500,000 shares as Series A Preferred Stock; (c) 6,000,000 shares as Series B Preferred Stock; and (d) 10,000,000 shares as Series C Preferred Stock of which 510,000 shares are designated as Series C-1 Preferred Stock. As of December 30, 2025, the Company had approximately 13,858,460 Shares of Common Stock, 150,000 shares of Initial Preferred Stock, 1,152,380 shares of Series A Preferred Stock, 5,149,730 shares of Series B Preferred Stock, and 8,399,628 shares of Series C Preferred Stock issued and outstanding.

Common Stock

Each Share of Common Stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. Shareholders may take action by written consent. Cumulative voting is not allowed.

Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. We have not paid any dividends to Common Stockholders since our inception, and we presently anticipate that all earnings, if any, will be retained for the development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our Common Stock have no pre-emptive rights or other subscription rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all our debts and other liabilities.

Irrevocable Proxy

Investors in certain of our offerings grant an irrevocable proxy to the Company's President to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. As a result of this proxy, it is possible that investors will be precluded from voting on mergers, acquisitions, or dispositions involving the Company for the duration of the proxy. Further, it could allow the Company to take actions that investor believe would be disadvantageous to their ownership in the Company. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of our Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investors party to the subscription agreement must agree to be bound by the terms of the proxy. The proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of our Common Stock or the effectiveness of a registration statement under the Exchange Act covering our Common Stock. The Company acknowledges that these termination events may never occur; therefore, the proxy shall remain in effect indefinitely. Investors in this offering should carefully evaluate the implications of the irrevocable proxy and consider the potential risks associated with the inability to exercise voting rights. Before investing, shareholders should review the terms of the proxy agreement and consult with their legal or financial advisors to understand the full scope of these limitations.

Preferred Stock

The Board of Directors of the Company may be resolution authorize the issuance of shares of Preferred Stock from time to time in one or more series. The Company may reissue shares of Preferred Stock that are redeemed, purchased, or otherwise acquired by the Company unless otherwise provided by law. The Board of Directors is authorized to fix or alter the designations, powers and preferences, and relative, participating, optional or otherwise rights if any, and qualifications, limitations or restrictions thereof, including, without limitation, dividend rights (and whether dividends are cumulative), conversion rights, if any, voting rights (including the number of votes if any, per share, as well as the number of members, if any, of the Board of Directors or the percentage of members, if any, of the Board of Directors each class or series of Preferred Stock may be entitled to elect), rights and terms of redemption (including, sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, and to increase or decrease the number of shares of any such series subsequent to the issuance of shares of such series, but not below the number of shares of such series then issued.

Participation Right

Each of the classes of Preferred Stock described below includes a participation right to purchase their pro rata share of any proposed new issuance of securities.

Initial Preferred Stock

The rights, preferences, restrictions and other matters relating to the Initial Preferred Stock are as follows:

There is authorized to be issued out of the authorized and unissued shares of Preferred Stock of the Company a series of Preferred Stock designated as the "Initial Preferred Stock" ("Initial Preferred Stock") and the number of shares constituting such class shall be 150,000. Each share of Series A Preferred Stock will have a par value $0.001 and a stated value equal to $2.00 ("Initial Purchase Price").

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders shall be entitled to receive out of the assets, after provision for payment of the Company's debts and other liabilities and in parity with the holders of Series A Preferred Stock and in preference to, whether capital or surplus, of the Company an amount equal to the stated value for each share of Series A Preferred Stock before any distribution or payment shall be made to the holders of junior securities, and if the assets of the Company shall be insufficient to pay in full such amounts to the holders of the Initial Preferred Stock and Series A Preferred Stock, the entire assets to be distributed to the holders of the Initial Preferred Stock and Series A Preferred Stock shall be reasonably distributed among the holders of the Initial Preferred Stock and Series A Preferred Stock in accordance with the respective stated value amounts that would be payable on such shares if all amounts payable thereon were paid in full in proportion to their relative Initial Purchase Price of the Initial Preferred Stock and the Series A Purchase Price of the Series A Preferred Stock and the holders of the Common Stock, Series B Preferred Stock and of any other junior securities shall not be entitled to participate in the distribution of the assets of the Company in respect of their ownership. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after the holders of Initial Preferred Stock and the holders of the Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock and finally any remaining net assets of the Company shall be distributed ratably amount the holders of Initial Preferred Stock, Series A Preferred Stock Series B Preferred Stock and Common Stock (where each share of Initial Preferred Stock, Series A Preferred Stock and Series B Preferred Stock being deemed for such purposes to equal the number of shares of Common Stock into which they are convertible)

· If the Company declares or makes any dividend or other distribution of its assets to holders of shares of Common Stock, the holders of Initial Preferred Stock will be entitled to participate in such distribution to the same extent that the holder would have participated if the holder had held the number of shares of Common Stock acquirable upon complete conversion of the Initial Preferred Stock.

· Holders of the Initial Preferred Stock shall be entitled to cast 1.2 votes for each share held of the Initial Preferred Stock (number of shares of Common Stock which each share of Initial Preferred Stock is convertible into) on all matters presented to the stockholders of the Company for stockholder vote which shall vote along with holders of the Company's Common Stock on such matters.

· Pursuant to a voluntary conversion, each share of Initial Preferred Stock is convertible at any time into 1.2 shares of Common Stock, subject to adjustment in a forward or reverse stock split. Pursuant to an automatic conversion, each share of Initial Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock immediately upon consummation of the Company's first underwritten public offering resulting in at least 20 million of proceeds to the Corporation net of underwriting discounts and commissions and offering expenses

Except as otherwise stated herein, there are no other rights, privileges, or preferences attendant or relating to in any way the Initial Preferred Stock, including by way of illustration but not limitation, those concerning dividend, ranking, other redemption, participation, or anti-dilution rights or preferences.

The Company may not do any of the following without the written consent or affirmative vote of at least a majority of the outstanding shares of the Initial Preferred Stock (in addition to any other vote required by law or the Company's Articles of Incorporation, as amended) separately as a single class with each share of Initial Preferred Stock having one vote on such matter: (i) increase or decrease the authorized number of shares of any class or series of capital stock, (ii) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement), (iii) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock or (iv) liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval of a majority of the majority of the outstanding shares of Initial Preferred Stock.

Series A Preferred Stock

The rights, preferences, restrictions and other matters relating to the Series A Preferred Stock are as follows:

· There is authorized to be issued out of the authorized and unissued shares of Preferred Stock of the Company a series of Preferred Stock designated as the "Series A Preferred Stock" ("Series A Preferred Stock") and the number of shares constituting such class shall be 1,500,000. Each share of Series A Preferred Stock will have a par value $0.001 and a stated value equal to $4.00 ("Series A Purchase Price").

· Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders shall be entitled to receive out of the assets, after provision for payment of the Company's debts and other liabilities and in parity with the holders of Initial Preferred Stock and in preference to, whether capital or surplus, of the Company an amount equal to the stated value for each share of Initial Preferred Stock before any distribution or payment shall be made to the holders of junior securities, and if the assets of the Company shall be insufficient to pay in full such amounts to the holders of the Series A Preferred Stock and Initial Preferred Stock, the entire assets to be distributed to the holders of the Series A Preferred Stock and Initial Preferred Stock in accordance with the respective stated value amounts that would be payable on such shares if all amounts payable thereon were paid in full in proportion to their relative Series A Purchase Price of the Series A Preferred Stock and the Initial Purchase Price of the Initial Preferred Stock and the holders of the Common Stock, Series B Preferred Stock and of any other junior securities shall not be entitled to participate in the distribution of the assets of the Company in respect of their ownership. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after the holders of Series A Preferred Stock and the holders of the Initial Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Series A Preferred Stock and Initial Preferred Stock, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock and finally any remaining net assets of the Company shall be distributed ratably amount the holders of Series A Preferred Stock, Initial Preferred Stock Series B Preferred Stock and Common Stock (where each share of Series A Preferred Stock, Initial Preferred Stock and Series B Preferred Stock being deemed for such purposes to equal the number of shares of Common Stock into which they are convertible)

If the Company declares or makes any dividend or other distribution of its assets to holders of shares of Common Stock, the holders of Series A Preferred Stock will be entitled to participate in such distribution to the same extent that the holder would have participated if the holder had held the number of shares of Common Stock acquirable upon complete conversion of the Series A Preferred Stock.

· Holders of the Series A Preferred Stock shall be entitled to cast a number of votes for each share held of the Series A Preferred Stock equal to the largest number of shares of Common Stock which each share of Series A Preferred Stock is convertible into on all matters presented to the stockholders of the Company for stockholder vote which shall vote along with holders of the Company's Common Stock on such matters.

· Pursuant to a voluntary conversion, each share of Series A Preferred Stock is convertible at any time into one share of Common Stock, subject to adjustment in a forward or reverse stock split. Pursuant to an automatic conversion, each share of Series A Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock immediately upon consummation of the Company's first underwritten public offering resulting in at least 20 million of proceeds to the Company net of underwriting discounts and commissions and offering expenses

· If the Company proposes to issue any Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock (collectively, "New Issue Securities"), the Company shall first offer the New Issue Securities to the holders of Series A Preferred Stock for a period of five (5) business days after receipt of the of the participation notice to the holders of Series A Preferred Stock, each holder of Series A Preferred Stock shall have the option, exercisable by written notice to the Company, to accept the Company's offer as to all or any part of such holder's proportionate number of the New Issue Securities. The participation rights do not apply to the issuance and sale by the Company, from time to time hereafter, of (i) shares of the Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock to employees, officers, or directors of, or consultants to, the Company, as compensation for their services to the Company pursuant to arrangements approved by the Board of Directors, (ii) shares of Common Stock issued and sold in a firm commitment underwritten public offering (which shall not include an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of $15,000,000 or (iii) shares of Common Stock issued as consideration for the acquisition of another Company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the Board of Directors or (iv) shares of Common Stock issuable upon the exercise of outstanding securities of the Company which entitle the holder thereof to acquire Common Stock (but not amendments thereto).

· If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least 50% of the Series A Preferred Stock then outstanding ("Initiating Series A Holders") that the Company file a Form S-3 registration statement with respect to the shares of Common Stock issuable upon conversion of such holder's Series A Preferred Stock having an anticipated aggregate offering price, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "Series A Demand Notice") to all holders of Series A Preferred Stock other than the Initiating Series A Holders; and (ii) as soon as practicable, and in any event within one hundred twenty days (120) after the date such request is given by the Initiating Series A Holders, file a Form S-3 registration statement under the Securities Act covering all shares of Common Stock issuable upon conversion of Series A Preferred Stock requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the Series A Demand Notice is given, and in each case, subject to the limitations of Section 10(b). If the Company proposes to register any of its Common Stock under the Securities Act, in connection with the public offering of such securities solely for cash, other than (i) a registration relating .to the sale of securities to employees of the Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to transaction pursuant to Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or (iii) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the Company shall, at such time, promptly give each holder of Series A Preferred Stock notice of such registration. Upon the request of each such holder given within twenty (20) days after such notice is given by the Company, the Company shall cause to be registered all of the shares of Common Stock issuable upon conversion of such holder's Series A Preferred Stock that each such holder has requested to be included in such registration.

· Except as otherwise stated herein, there are no other rights, privileges, or preferences attendant or relating to in any way the Series A Preferred Stock, including by way of illustration but not limitation, those concerning dividend, ranking, other redemption, participation, or anti-dilution rights or preferences.

· The Company may not do any of the following without the written consent or affirmative vote of at least a majority of the outstanding shares of the Series A Preferred Stock (in addition to any other vote required by law or the Company's Articles of Incorporation, as amended) separately as a single class with each share of Series A Preferred Stock having one vote on such matter: (i) increase or decrease the authorized number of shares of any class or series of capital stock, (ii)redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement), (iii)declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock or (iv)liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval of a majority of the majority of the outstanding shares of Series A Preferred Stock .

Series B Preferred Stock

The rights, preferences, restrictions and other matters relating to the Series B Preferred Stock are as follows:

· There is authorized to be issued out of the authorized and unissued shares of Preferred Stock of the Company a series of Preferred Stock designated as the "Series B Preferred Stock" ("Series B

Preferred Stock") and the number of shares constituting such class shall be 6,000,000. Each share of Series B Preferred Stock will have a par value $0.001 and a stated value equal to its purchase price ("Series B Purchase Price").

· Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after provision for payment of the Company's debts and other liabilities, and after the holders of Initial Preferred Stock and Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock and finally any remaining net assets of the Company shall be distributed ratably amount the holders of Initial Preferred Stock, Series A Preferred Stock Series B Preferred Stock and Common Stock (where each share of Initial Preferred Stock, Series A Preferred Stock and Series B Preferred Stock being deemed for such purposes to equal the number of shares of Common Stock into which they are convertible)

· If the Company declares or makes any dividend or other distribution of its assets to holders of shares of Common Stock, the holders of Series B Preferred Stock will be entitled to participate in such distribution to the same extent that the holder would have participated if the holder had held the number of shares of Common Stock acquirable upon complete conversion of the Series A Preferred Stock.

· Holders of the Series B Preferred Stock shall be entitled to cast a number of votes for each share held of the Series B Preferred Stock equal to the largest number of shares of Common Stock which each share of Series B Preferred Stock is convertible into on all matters presented to the stockholders of the Company for stockholder vote which shall vote along with holders of the Company's Common Stock on such matters.

· Pursuant to a voluntary conversion, each share of Series B Preferred Stock is convertible at any time into one share of Common Stock, subject to adjustment in a forward or reverse stock split. Pursuant to an automatic conversion, each share of Series B Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock immediately upon consummation of the Company's first underwritten public offering resulting in at least 20 million of proceeds to the Corporation net of underwriting discounts and commissions and offering expenses

· Except as otherwise stated herein, there are no other rights, privileges, or preferences attendant or relating to in any way the Series B Preferred Stock, including by way of illustration but not limitation, those concerning dividend, ranking, other redemption, participation, or anti-dilution rights or preferences.

· If the Company proposes to issue any Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock (collectively, "New Issue Securities"), the Company shall first offer the New Issue Securities to the holders of Series B Preferred Stock for a period of five (5) business days after receipt of the of the participation notice to the holders of Series B Preferred Stock, each holder of Series B Preferred Stock shall have the option, exercisable by written notice to the Company, to accept the Company's offer as to all or any part of such holder's proportionate number of the New Issue Securities. The participation rights do not apply to the issuance and sale by the Company, from time to time hereafter, of (i) shares of the Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock to employees, officers, or directors of, or consultants to, the Company, as compensation for their services to the Company pursuant to arrangements approved by the Board of Directors, (ii) shares of Common Stock issued and sold in a firm commitment underwritten public offering (which shall not include an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of $15,000,000 or (iii) shares of Common Stock issued as consideration for the acquisition of another Company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the Board of Directors or (iv) shares of Common Stock issuable upon the exercise of outstanding securities of the Company which entitle the holder thereof to acquire Common Stock (but not amendments thereto).

· If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least 50% of the Series B Preferred Stock then outstanding ("Initiating Series B Holders") that the Company file a Form S-3 registration statement with respect to the shares of Common Stock issuable upon conversion of such holder's Series B Preferred Stock having an anticipated aggregate offering price, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "Series B Demand Notice") to all holders of Series B Preferred Stock other than the Initiating Series B Holders; and (ii) as soon as practicable, and in any event within one hundred twenty days (120) after the date such request is given by the Initiating Series B Holders, file a Form S-3 registration statement under the Securities Act covering all shares of Common Stock issuable upon conversion of Series B Preferred Stock requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the Series B Demand Notice is given, and in each case, subject to the limitations of Section 10(b). If the Company proposes to register any of its Common Stock under the Securities Act, in connection with the public offering of such securities solely for cash, other than (i) a registration relating .to the sale of securities to employees of the Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to transaction pursuant to Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or (iii) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the Company shall, at such time, promptly give each holder of Series B Preferred Stock notice of such registration. Upon the request of each such holder given within twenty (20) days after such notice is given by the Company, the Company shall cause to be registered all of the shares of Common Stock issuable upon conversion of such holder's Series B Preferred Stock that each such holder has requested to be included in such registration.

· The Company may not do any of the following without the written consent or affirmative vote of at least a majority of the outstanding shares of the Series B Preferred Stock (in addition to any other vote required by law or the Company's Articles of Incorporation, as amended) separately as a single class with each share of Series B Preferred Stock having one vote on such matter: (i) increase or decrease the authorized number of shares of any class or series of capital stock, (ii)redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement), (iii)declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock or (iv)liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval of a majority of the majority of the outstanding shares of Series B Preferred Stock.

Series C Preferred Stock

The rights, preferences, restrictions and other matters relating to the Series C Preferred Stock are as follows:

· There is authorized to be issued out of the authorized and unissued shares of Preferred Stock of the Company a series of Preferred Stock designated as the "Series C Preferred Stock" ("Series C Preferred Stock") and the number of shares constituting such class shall be 10,000,000 of which 500,000 shares shall be designated as "Series C-1 Preferred Stock." Unless otherwise specified, the Series C Preferred Stock and the Series C-1 Preferred Stock may be referred to herein together as the Series C Preferred Stock and shall have the same rights, preferences, privileges, and restrictions. Each share of Series C Preferred Stock, that is not a Series C-1 Preferred Stock will have a par value $0.0001 and a stated value equal to $2.00 ("Series C Purchase Price"). For each share of Series C-1 Stock, the purchase price shall be the lesser of (1) $1.60 and (B) the quotient resulting from dividing (1) $32,400,000 by (2) the number of shares of Common Stock issued and outstanding on a fully diluted basis per share value of a share of Common Stock, on a fully diluted basis (i.e., assuming full conversion and exercise of Preferred Stock, notes, and options into shares of Common Stock) immediately prior to the closing of the Qualified Equity Financing. "Qualified Equity Financing" means the first sale (or series of related sales) by the Company of its Preferred Stock following the date of issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales)), or the first sale by the Company of Common Stock in an initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, whichever is sooner.

· Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders shall be entitled to receive out of the assets, after provision for payment of the Company's debts and other liabilities and in parity with the holders of Initial Preferred Stock and Series A Preferred Stock, and in preference to, and, before any amount or property shall be paid or distributed on account of any junior securities, to be paid in full in cash with respect to each share of Series C Preferred Stock out of the assets of the Company available for distribution to shareholders, an amount equal to the Series C Purchase Price. If upon any liquidation, dissolution or winding-up of the Company, the amount available for distribution among the holders of all outstanding Initial Preferred Stock, Series A Preferred Stock, and Series C Preferred Stock is insufficient to permit the payment of the Initial Purchase Price to the holders of Initial Preferred Stock, the Series A Purchase Price to the holders of Series A Preferred Stock, the Series C Purchase Price to the holders of Series C Preferred Stock, in full, then the amount available for distribution shall be distributed among the holders of the Initial Preferred Stock, the holders of Series A Preferred Stock, and the holders of the Series C Preferred Stock, ratably in proportion to the relative purchase price held by such holders, and the holders of Common Stock, the Series B Preferred Stock, and any other junior securities shall in no event be entitled to participate in the distribution of any assets of the Company in respect of their ownership thereof. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock and the holders of the Series C Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Preferred Stock, respectively, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock, and finally any remaining net assets of the Company shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, each share of Series B Preferred Stock and each share of Series C Preferred Stock, being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock and such Shares of Series C Preferred Stock is convertible in accordance with the provisions of thereof). Upon any (i) sale of the Company or (ii) reorganization of the Company required by any court or administrative body in order to comply with any provision of law, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock and the Series C Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Preferred Stock, respectively, any remaining net assets of the Company shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, the Series C Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock and Series C Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Preferred Stock is convertible in accordance with terms thereof).

· If the Company declares or makes any dividend or other distribution of its assets to holders of shares of Common Stock, the holders of Series C Preferred Stock will be entitled to participate in such distribution to the same extent that the holder would have participated if the holder had held the number of shares of Common Stock acquirable upon complete conversion of the Series C Preferred Stock.

· Holders of the Series C Preferred Stock shall be entitled to cast a number of votes for each share held of the Series C Preferred Stock equal to the largest number of shares of Common Stock which each share of Series C Preferred Stock is convertible into on all matters presented to the stockholders of the Company for stockholder vote which shall vote along with holders of the Company's Common Stock on such matters and shall vote as a separate single class with each share of Series C Preferred Stock having one vote, on any proposed amendment to these Amended and Restated Articles of Incorporation which will adversely affect the rights, privileges, and preferences of Series C Preferred Stock or otherwise designate a class of Preferred Stock that will have rights, privileges and preferences pari passu or senior to those of Series C Preferred Stock.

· Pursuant to a voluntary conversion, each share of Series C Preferred Stock is convertible at any time into one share of Common Stock, subject to adjustment in a forward or reverse stock split. Pursuant to an automatic conversion, each share of Series C Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock immediately upon consummation of the Company's first underwritten public offering resulting in at least 20 million of proceeds to the Corporation net of underwriting discounts and commissions and offering expenses

· Except as otherwise stated herein, there are no other rights, privileges, or preferences attendant or relating to in any way the Series C Preferred Stock, including by way of illustration but not limitation, those concerning dividend, ranking, other redemption, participation, or anti-dilution rights or preferences.

· The Company may not do any of the following without the written consent or affirmative vote of at least a majority of the outstanding shares of the Series C Preferred Stock (in addition to any other vote required by law or the Company's Articles of Incorporation, as amended) separately as a single class with each share of Series C Preferred Stock having one vote on such matter: (i) increase or decrease the authorized number of shares of any class or series of capital stock, (ii) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement), (iii) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock or (iv) liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval of a majority of the majority of the outstanding shares of Series C Preferred Stock .

· If the Company proposes to issue any Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock (collectively, "New Issue Securities"), the Company shall first offer the New Issue Securities to the holders of Series C Preferred Stock for a period of five (5) business days after receipt of the of the participation notice to the holders of Series C Preferred Stock, each holder of Series C Preferred Stock shall have the option, exercisable by written notice to the Company, to accept the Company's offer as to all or any part of such holder's proportionate number of the New Issue Securities. The participation rights do not apply to the issuance and sale by the Company, from time to time hereafter, of(i) shares of the Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock to employees, officers, or directors of, or consultants to, the Company, as compensation for their services to the Company pursuant to arrangements approved by the Board of Directors, (ii) shares of Common Stock issued and sold in a firm commitment underwritten public offering (which shall not include an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of $15,000,000 or (iii) shares of Common Stock issued as consideration for the acquisition of another Company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the Board of Directors or (iv) shares of Common Stock issuable upon the exercise of outstanding securities of the Company which entitle the holder thereof to acquire Common Stock (but not amendments thereto).

· If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least 50% of the Series C Preferred Stock then outstanding ("Initiating Series C Holders") that the Company file a Form S-3 registration statement with respect to the shares of Common Stock issuable upon conversion of such holder's Series C Preferred Stock having an anticipated aggregate offering price, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "Series C Demand Notice") to all holders of Series C Preferred Stock other than the Initiating Series C Holders; and (ii) as soon as practicable, and in any event within one hundred twenty days (120) after the date such request is given by the Initiating Series C Holders, file a Form S-3 registration statement under the Securities Act covering all shares of Common Stock issuable upon conversion of Series C Preferred Stock requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the Series C Demand Notice is given, and in each case, subject to the limitations of Section 10(b). If the Company proposes to register any of its Common Stock under the Securities Act, in connection with the public offering of such securities solely for cash, other than (i) a registration relating .to the sale of securities to employees of the Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to transaction pursuant to Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or (iii) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the Company shall, at such time, promptly give each holder of Series C Preferred Stock notice of such registration. Upon the request of each such holder given within twenty (20) days after such notice is given by the Company, the Company shall cause to be registered all of the shares of Common Stock issuable upon conversion of such holder's Series C Preferred Stock that each such holder has requested to be included in such registration.

Provisions of Note in Our Amended and Restated Certificate of Incorporation

*Anti-Takeover Effects of Certain Provisions of Our Articles of Incorporation and Bylaw*s

Provisions of our amended and restated articles and our amended and restated bylaws could make it more difficult to acquire us by means of a merger, tender offer, proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, which are summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

Vacancies. Newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause may be filled by a majority of the remaining directors on the Board.

Bylaws. Our articles of incorporation and bylaws authorizes the board of directors to adopt, repeal, rescind, alter or amend our bylaws without shareholder approval.

Removal. Except as otherwise provided, a director may be removed from office only by the affirmative vote of the holders of not less than a majority of the voting power of the issued and outstanding stock entitled to vote.

Calling of Special Meetings of Stockholders. Our bylaws provide that special meetings of stockholders for any purpose or purposes may be called at any time only by the Board.

Effects of authorized but unissued Common Stock and blank check Preferred Stock. One of the effects of the existence of authorized but unissued Common Stock and undesignated Preferred Stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, such shares could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

In addition, our amended and restated articles of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of Preferred Stock. The issuance of shares of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of shares of Common Stock. The issuance also may adversely affect the rights and powers, including voting rights, of those holders and may have the effect of delaying, deterring or preventing a change in control of our Company.

Transfer of Shares. Transfers of shares of capital stock of the Corporation shall be made only on the books of the Corporation.

Restriction on Transfer of Stock. A written restriction on the transfer or registration of transfer of capital stock of the Corporation, if permitted by the provisions of the Act, and noted conspicuously on the certificate representing such capital stock, may be enforced against the holder of the restricted capital stock of any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.

What it means to be a minority holder

As a minority holder of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C.

The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections There can be no assurance that the Company will meet its projections.

There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess. The valuation for the offering was established by the Company.

Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.

We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment.

Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer.

For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment. We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants.

These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

Generally, investors will have no or limited rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company. You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The company's current IP Portfolio includes 22 issued US and international patents with 5 patents pending. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees.

Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Some of the Company's products are ready for commercial sales, but there is no certainty that these products will be successfully marketed

The Company's ability to develop and commercialize products based on their proprietary technology will depend on their ability to develop products internally and may depend upon key outside partnerships that may not materialize on a timely basis or at all. There is no certainty that products employing their technology will be successfully marketed or licensed. The products and technologies may prove to be unworkable or economically unfeasible. Many medical and pharmaceutical products require long development and testing periods and large capital investments with no certainty that the product will be successfully marketed.

The Company will be dependent upon third party suppliers and manufacturers

Because of the Company's limited resources, they will be dependent upon other companies to conduct research, supply key components and to manufacture our products. The Company's ability to develop and maintain relationships with these suppliers, as well as their ability to develop additional sources for key components and manufacturing capabilities, may be important for long-term success. The Company cannot assure you that they will be able to establish or maintain relationships with third-party suppliers and manufacturers that may be necessary for the execution of their business plan.

The Company may not be able to obtain the regulatory approvals necessary to market our products

Further, if the Company fails to comply with the extensive governmental regulations that affect their business, they could be subject to penalties and could be precluded from marketing their products.

The development and commercialization of the Company's products and services are highly competitive

It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Biopharmaceutical market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may not be able to obtain the regulatory approvals necessary to market our products

Further, if the Company fails to comply with the extensive governmental regulations that affect their business, they could be subject to penalties and could be precluded from marketing their products. The Company's research and development activities and the manufacturing, labeling, distribution and marketing of products will be subject to regulation by numerous governmental agencies, including but not limited to the FDA, the State of Florida, HHS, and CMS. The United States Food and Drug Administration ("FDA") imposes mandatory procedures and standards for the conduct of clinical trials and the production and marketing of products for diagnostic and human therapeutic use. The Company's products are subject to approvals or clearances prior to marketing for commercial use. The process of obtaining necessary approvals or clearances can take years and is expensive and full of uncertainties. The inability to obtain required regulatory approvals on a timely or acceptable basis could have a material adverse effect upon the business, prospects, financial condition and results of operations. Further, approvals or clearances may place substantial restrictions on the indications for which the Company's products may be marketed or the persons to whom they may be marketed. To gain approval for the use of a product for clinical indications other than those for which the product was initially approved or cleared or for significant changes to the product, further studies, including clinical trials and approvals, may be required. The Company believes that the most significant risk relates to the regulatory classification of certain of our products. In the filing of each application, the Company makes a legal judgment about the appropriate form and content of the application. If the regulator disagrees with their judgment in any particular case and, for example, requires them to file a pre-market approval application rather than allowing them to market for approved uses while we seek broader approvals, or requires extensive additional clinical data, the time and expense required to obtain the required approval might be significantly increased or the approval might not be granted. Approved products will be subject to continuing regulatory requirements relating to quality control and quality assurance, maintenance of records, reporting of adverse events, documentation, and labeling and promotion of medical devices. The regulatory authorities require that the products be manufactured according to rigorous standards. These regulatory requirements may significantly increase the production or purchasing costs above currently expected levels and may even prevent the Company from making their products in quantities sufficient to meet market demand. If the Company changes the approved manufacturing process, regulators may require a new approval before that process may be used. Failure to develop manufacturing capability may mean that even if they develop promising new products, they may not be able to produce them profitably, as a result of delays and additional capital investment costs.

Manufacturing facilities are also subject to inspections by or under the authority of the relevant regulator. In addition, failure to comply with applicable regulatory requirements could subject the Company to enforcement action, including product seizures, recalls, withdrawal of clearances or approvals, restrictions on or injunctions against marketing the product or products based on the technology, and civil and criminal penalties. The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

A majority of the Company is owned by a small number of owners

Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 25.2°/o of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval. There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series C Preferred Stock.

We may not have enough capital as needed and may be required to raise more capital

We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

RESTRICTIONS ON TRANSFER

The stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

to the Company;

to an accredited investor;

as part of an offering registered with the SEC; or

to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Cytonics Corporation

Financial Statements as of and
for the Years Ended December 31, 2022 and 2021

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of:
Cytonics Corporation:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Cytonics Corporation (the "Company") as of December 31, 2022, the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has a net loss of $2,844,674 and cash used in operations of $2,492,600 for the year ended December 31, 2022. The Company also had an accumulated deficit as of December 31, 2022 of $22,752,181. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's Plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7326
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

Critical Audit Matters

The critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Stock Options

As described in Footnote 2 "Share-Based Payments", Footnote 5 "2022 Notes" and Footnote 7 "Stock-Based Compensation" to the financial statements, the Company recorded stock options expense during 2022 resulting from grants in year 2022 to certain employees and to certain note holders and grants in previous years. The grants in 2022 resulted in a total stock options value of $112,833 being recognized over the service periods for compensatory grants and over the debt term for grants issued with Notes. The Company had to obtain a valuation of the business which was then allocated to the various classes of capital stock outstanding in order to determine the value of the common stock on the grant dates. This common stock value was then used in a modified Black-Scholes option pricing model to determine the value of the options on the grant dates.

We identified the valuation the stock options as a critical audit matter. Auditing management's valuation of stock options involved a high degree of subjectivity.

The primary procedures we performed to address these critical audit matters included (a) reviewed management's process for valuing the business and the stock options, (b) determined whether the valuation method management selected was reasonable by comparing it to generally accepted methodologies for valuing a business and stock options, (c) tested management's valuation of the business and stock options by testing assumptions and data used in the valuation models, and (d) recomputed the stock options valuations. We agreed with management's final conclusions with regard to the stock options valuation.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2023.
Boca Raton, Florida
November 3, 2023



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Cytonics Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Cytonics Corporation ("the Company") as of December 31, 2021, and the related statements of operations, stockholders' equity (deficit), and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 of the financial statements, the Company suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are described in Note 3 of the financial statements. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

D. Brooks and Associates CPAs, P.A.

D. Brooks and Associates CPAs, P.A.

We have served as the Company's auditor since 2017.

Palm Beach Gardens, Florida
March 30, 2022

CYTONICS CORPORATION
Balance Sheets
As of December 31, 2022 and 2021
(in whole dollars, except per share data)

		As of December 31,		
		2022		**2021**
Assets				
Current assets:				
Cash and cash equivalents	$	1,166,390	$	967,757
Accounts receivable (net of allowance for doubtful accounts of $0 and $0, respectively)		100,000		123,333
Prepaid expenses		22,833		1,968
Total current assets		1,289,223		1,093,058
Accounts receivable, non-current, net		148,753		217,860
Intangible assets, net		—		445,840
Total assets	$	**1,437,976**	$	**1,756,758**
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable and accrued expenses	$	247,817	$	554,929
Notes payable, net of debt discounts		56,429		—
Total current liabilities		304,246		554,929
Total liabilities	$	**304,246**	$	**554,929**
Commitments and contingencies (Note 9)				
Stockholders' equity:				
Convertible Initial Preferred Stock, $.001 par value; 150,000 shares authorized, issued and outstanding		150		150
Convertible Series-A Preferred Stock, $.001 par value; 1,500,000 shares authorized; 576,190 shares issued and outstanding		576		576
Convertible Series-B Preferred Stock, $.001 par value; 6,000,000 shares authorized; 2,574,865 shares issued and outstanding		2,575		2,575
Convertible Series-C and C-1 Preferred Stock, $.001 par value; 10,000,000 shares authorized; 4,702,042 and 2,994,557 shares issued and outstanding, respectively		4,703		2,995
Common Stock, $.001 par value; 50,000,000 shares authorized, 10,257,042 and 10,117,042 shares issued and outstanding, respectively		10,257		10,117
Additional paid-in capital		23,867,651		21,092,923
Accumulated deficit		(22,752,181)		(19,907,507)
Total stockholders' equity		1,133,730		1,201,829
Total liabilities and stockholders' equity	$	**1,437,976**	$	**1,756,758**

See accompanying notes to financial statements.

CYTONICS CORPORATION
Statements of Operations
For the Years Ended December 31, 2022 and 2021
(in whole dollars, except per share data)

	2022	2021
Revenues:		
License and royalty revenues	$ 405,000	$ 307,500
Total revenues	405,000	307,500
Operating Expenses:		
Research and development expense	2,057,466	2,205,358
Payroll expense	315,414	237,674
Selling, general and administrative expenses	103,670	584,045
Professional fees	223,863	143,930
Amortization	21,894	30,376
Impairment loss on intangibles	453,456	—
Total operating expenses	3,175,764	3,201,383
Loss from operations	(2,770,764)	(2,893,883)
Other (expense) income:		
Interest income	11,093	14,514
Other Income	22,001	—
Interest (expense)	(56,091)	(263,857)
Paycheck protection program loan forgiveness	—	27,408
Loss on extinguishment of debt	(19,675)	—
Gain on extinguishment of debt	—	571,629
Amortization of debt discount	(31,239)	—
Total other (expense)/income	(73,910)	349,694
Net (loss) before income taxes	(2,844,674)	(2,544,189)
Income taxes	—	—
Net (loss)	$ (2,844,674)	$ (2,544,189)
Net (loss) per common share: basic	$ (0.28)	$ (0.25)
Net (loss) per common share: diluted	$ (0.28)	$ (0.25)
Weighted average common shares outstanding:		
Basic	10,152,039	10,023,030
Diluted	10,152,039	10,023,030

See accompanying notes to financial statements.

CYTONICS CORPORATION
Statements of Changes in Stockholders' Equity (Deficit)
For the Years Ended December 31, 2022 and 2021
(in whole dollars, except per share data)

	Initial Convertible Preferred Stock		Series-A Convertible Preferred Stock		Series-B Convertible Preferred Stock		Series-C and C-1 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total in Stockholders' Equity (Deficit)
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value			
Balance, December 31, 2020	150,000	$ 150	576,190	$ 576	2,574,865	$ 2,575	-	$ -	9,547,120	$ 9,547	$ 16,309,053	$ (17,363,318)	$ (1,041,417)
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	33,248	-	33,248
Issuance preferred stock for cash, net of issuance costs	-	-	-	-	-	-	2,424,016	2,424	-	-	3,764,885	-	3,767,309
Conversion of debt to equity	-	-	-	-	-	-	570,541	571	569,922	570	985,737	-	986,878
Net loss	-	-	-	-	-	-	-	-	-	-	-	(2,544,189)	(2,544,189)
Balance, December 31, 2021	150,000	$ 150	576,190	$ 576	2,574,865	$ 2,575	2,994,557	$ 2,995	10,117,042	$ 10,117	$ 21,092,923	$ (19,907,507)	$ 1,201,829
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	58,348	-	58,348
Stock-based compensation issued with debt	-	-	-	-	-	-	-	-	-	-	54,485	-	54,485
Exercise of stock options									140,000	140	27,860		28,000
Issuance preferred stock for cash, net of issuance costs	-	-	-	-	-	-	1,693,138	1,694	-	-	2,601,051	-	2,602,743
Conversion of debt to equity	-	-	-	-	-	-	14,348	14	-	-	32,986	-	33,000
Net loss	-	-	-	-	-	-	-	-	-	-	-	(2,844,674)	(2,844,674)
Balance, December 31, 2022	150,000	$ 150	576,190	$ 576	2,574,865	$ 2,575	4,702,042	$ 4,703	10,257,042	$ 10,257	$ 23,867,651	$ (22,752,181)	$ 1,133,730

See accompanying notes to financial statements.

CYTONICS CORPORATION
Statements of Cash Flows
For the Years Ended December 31, 2022 and 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss)	$ (2,844,674)	$ (2,544,189)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of intangibles	21,894	30,376
Amortization of debt discounts	31,239	122,639
Impairment loss on intangibles	453,456	—
Stock-based compensation	58,348	33,248
Interest expense	237	—
Paycheck protection program loan and accrued interest forgiveness	—	(27,408)
Loss on extinguishment of debt	19,675	—
Gain on extinguishment of debt	—	(571,629)
Changes in operating assets and liabilities:		
Decrease in accounts receivable	92,440	22,483
Increase in prepaid expenses	(21,101)	(65)
(Decrease)/ increase in accounts payable and accrued expenses	(304,113)	150,042
Net cash (used) in operating activities	(2,492,600)	(2,784,503)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of intangible assets	(29,510)	(50,285)
Net cash (used) in investing activities	(29,510)	(50,285)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of notes payable	360,000	30,000
Repayments of notes payable - related parties	(30,000)	(40,000)
Repayments of notes payable	(240,000)	(630,000)
Proceeds from issuance of preferred stock, net of fees	2,602,743	3,905,191
Proceed from exercise of stock options	28,000	—
Net cash provided by financing activities	2,720,743	3,265,191
NET INCREASE IN CASH AND CASH EQUIVALENTS	198,633	430,403
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	967,757	537,354
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 1,166,390	$ 967,757
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for interest	$ 54,000	$ 153,183
Cash paid for taxes	—	—
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING TRANSACTIONS:		
Issuance of stock options with debt	$ 54,485	$ —
Conversion of notes payable along with interest into Series C Preferred Stock	$ 33,000	$ —

See accompanying notes to consolidated financial statements.

Note 1 – Nature of Business

Cytonics Corporation (the "Company") is a research and development company that develops therapies and diagnostics for back and joint pain, which it then licenses to unrelated third parties. The Company was incorporated in the State of Florida under the name Gamma Spine, Inc. on July 19, 2006 and was renamed Cytonics Corporation on April 17, 2007.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles accepted in the United States of America (U.S. GAAP) for financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC).

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying Notes. Actual results could differ materially from those estimates. The Company's most significant estimates include the valuations and useful life of intangible assets, the fair value of stock-based compensation, and stock options issued with convertible notes and notes payable.

Cash and Cash Equivalents

Cash includes cash deposited in major financial institutions, which at times may exceed Federal Deposit Insurance Corporation insurance limits.

The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are conducted at a cost that approximates fair value. As of December 31, 2022, and 2021, the Company had no cash equivalents.

Revenue Recognition

The Company recognizes revenue when obligations under the terms of a contract with a customer are satisfied; this occurs with the transfer of control or access to the Company's licenses or the performance of services. Revenue is measured as the amount of consideration the company expects to receive in exchange for transferring goods or providing services. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the contract. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

Contracts with customers consist of licensing arrangements and, to a lesser extent, research and development-related services. Revenues from licensing and royalty fees are received from the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property (IP). The Company's performance obligation is satisfied at a point in time (upon delivery to the customer) where the Company has no remaining obligation to support or maintain the intellectual property licensed to the customer. The Company typically requires a non-refundable license fee, paid over several years, and quarterly royalty payments based on a percentage of sales, with minimum quarterly royalty guarantees. The Company applies a discount to license fees that represent earned revenues at the time of contract execution that will be received overtime.

Revenue from license fees is recognized at a point in time when the Company transfers the functional IP to the customer, as long as management believes the total consideration owed by the customer for the license fee is probable to be received. Due to the financing component embedded in the license fee, the Company records the revenue and accounts receivable at their net present value using an estimated discount rate at the point in time when the performance obligation associated with the license fee has been completed. Management applies a discount rate that reflects the customers' creditworthiness and the amount that would have been received from the customer if the license fee was paid upon execution of the contract. The effect of the financial component is separately presented from revenue as interest income.

Minimum guaranteed royalty (MGR) payments are not binding and are considered to be contingent on the customers' ability to generate sales. The Company's contracts include termination clauses for nonpayment by customers or mutual agreement. The termination clauses are likely to be triggered if the customer is unable to make the MGRs. The Company has historically made price concessions when needed by customers. Given the contractual nature of the MGRs and customary business practices, the Company recognizes revenue from MGRs pursuant to ASC 606-10-55-65 guidance for a sales-based or usage-based royalty, which requires recognition for a sales-based royalty promised in exchange for a license of intellectual property only when (or as) the later of the following events occurs:

a. The subsequent sale or usage occurs.
b. The performance obligation to which some or all of the sales-based or usage-based royalty has been satisfied (or partially satisfied).

The Company recognizes revenue from MGRs when they become due under the terms of the contract and the consideration has been received or is expected to be received.

Licenses and royalties due under the contract not yet received have been reflected as accounts receivable on the balance sheets, net of any discounts.

The Company also generates revenues from running diagnostic tests. The service is invoiced, and the revenue is recognized upon completion of the test and after the test results are reported to the customer, which is at the point at which the Company has satisfied its performance obligation.

Except for the estimate of the discount rate to be applied to license fees to be received over a period of years, the Company's contracts do not include multiple performance obligations or variable consideration. Since the Company's revenue is generated from a small number of customer contracts, it does not have material contract assets or liabilities.

During the year ended December 31, 2020, the Company received consideration from a customer in connection with the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property. Upon execution of the contract, the Company required a $450,000 nonrefundable license fee, payable in installments over a period of years through 2025, which management believes is probable of collecting. In the event the contract is terminated prior to its ten-year term, the customer is required to pay a portion of the license fee based on a sliding scale and the year of termination. As of December 31, 2021, $240,000 of the nonrefundable fee remains due, after one year, which has been presented on the balance sheet as an accounts receivable in the amount of $217,860, net of a $22,140 discount. As of December 31, 2022, $160,000 of the nonrefundable fees remain due after one year, which has been presented on the balance sheets as an accounts receivable in the amount of $148,753, net of a $11,247 discount.

During the years ended December 31, 2022 and 2021, the Company recognized revenue from license fees and MGRs of $405,000 and $307,500, respectively, which is presented on the statement of operations as license and royalty revenues.

Disaggregation of revenue based on revenue streams	December 31,	
	2022	2021
APIC[1] and VET[2] Royalty	300,000	292,500
Licensing Revenue	105,000	15,000
Total Revenue	**405,000**	**307,500**

Accounts Receivable

Accounts receivables are stated at the amount management expects to collect from outstanding balances. The Company estimates the collectability of its receivables and establishes allowances for the amount of accounts receivable that the Company estimates to be uncollectible. The Company bases these allowances on its historical collection experience, the length of time accounts receivables are outstanding, the financial condition of individual customers, and current economic conditions that may affect a customer's ability to pay. An individual balance is charged to the allowance when all collection efforts have been exhausted and it is deemed likely to be uncollectible, taking into consideration the financial condition of the customer and other factors. Accounts receivables are classified as current which are receivable within the period of one year. Non-current account receivables are receivables outstanding and expected to be received after the period of one year and are reflected at their present value using a discount rate of 5%.

Intangible Assets

The Company's intangible assets include seven U.S. patents (US 10,265,388, US 11,040,092, US 10,940,189, US 9,352,021, US 9,498,514, US 10,400,028, US 10,889,631), three U.K. patents (GB2501611, GB2503131, and GB2522561), two European patents (EP 2827882 and EP 3221341; each of which is validated in FR, DE, and GB), one Canadian patent (CA 2865170), two Australian patents (AU 2013222414, AU 2015349782), and one Japanese patent (JP 6861152). The Company also has five additional related pending patent applications. The cost of issued patents is capitalized and amortized over the life of the patents, which is 20 years from the earliest filing date of the non-provisional or PCT application to which priority is claimed. The costs of patent in development are expensed as they are incurred. The unamortized costs associated with previously capitalized patents that have expired or been abandoned are written off.

The Company assesses potential impairments of its intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Any required impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. During the year ended December 31, 2022, the Company concluded through its qualitative assessment that there were indicators of impairment. As such, during the year ended December 31, 2022, the Company wrote off the remaining book value of these intangible assets and recorded an impairment expense of $453,456 in the

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[1] APIC stands for Autologous Platelet Integrated Concentrate
[2] Royalty income from Veterinary Market

statement of operations. The Company had no impairment of intangible assets for the year ended December 31, 2021.

Fair Value of Financial Instruments

The Company defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, Fair Value Measurements and Disclosures, the Company uses the fair value hierarchy, which prioritizes the inputs used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are set forth below:

Level 1 inputs — unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 inputs — inputs other than quoted market prices included within Level 1 that are observable, either directly or indirectly, for the asset or liability.

Level 3 inputs — unobservable inputs for the asset or liability, which are based on the Company's own assumptions as there is little, if any, observable activity in identical assets or liabilities.

Non-Financial Assets Measured at Fair Value on a Non-Recurring Basis

Certain non-financial assets and liabilities are required to be measured at fair value on a non-recurring basis in certain circumstances, including in the event of impairment. As of December 31, 2022 the Company recorded 100% impairment losses on patents. These are not measured at Level 3 as there was no valuation technique used and there was no ability for management to project positive cash flows. Other than patents, the Company did not have any significant non-financial assets or liabilities that had been measured at fair value on a non-recurring basis subsequent to initial recognition.

Financial Instruments not Recognized at Fair Value

The carrying amounts of cash, accounts receivable, accounts payable, and accrued liabilities, and convertible notes approximate their fair values because of the short maturities and/or market interest of these financial instruments.

Research and Development

The Company enters into consulting, research, and other agreements with commercial entities, researchers, universities, and others for the provision of goods and services. The Company's research and development expenses involves (i) costs associated with entering R&D collaboration agreement with third party contractor to perform a filter retention study of Cyt-108 BDS material mimicking the conditions expected during upcoming clinical trials; (ii) perform a shipping qualification study to evaluate the impact of vial transportation on the integrity of the product, external research and development expenses incurred under arrangements with third parties, such as contract research organization agreements, investigational sites and consultants; (iii) the cost of acquiring, developing and manufacturing stability study materials and (iv) costs incurred in development of intellectual property. Costs incurred in connection with research and development activities are expensed as incurred. For the period ended December 31, 2022, and 2021, the

Company had incurred $2,057,466 and $2,205,358 respectively for research and development activities which are expensed under statement of operations.

Extinguishment of Debt

The Company evaluates the settlement of debt transactions in accordance with ASC 405 Liabilities and ASC 470 Debt. If debt is converted or exchanged into issuer's equity shares on terms different from those at issuance, the transaction is accounted for as a debt extinguishment, with the difference between the carrying value of the debt and the fair value of equity shares being recorded in earnings as a gain or loss. At December 31, 2022, and 2021, the Company had $0 and $571,629, respectively, of gain on extinguishment due to the conversion of convertible notes payable and notes payable and at December 31, 2022, and 2021, the Company had $19,675 and $0, respectively, of loss on extinguishment due to the conversion of convertible notes payable and notes payable (*see Note 5*).

Contingencies

The Company records contingent liabilities resulting from asserted and unasserted claims when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Contingent liabilities are disclosed when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. The process of estimating probable losses requires professional judgment in the analysis of multiple factors, in some cases including judgments about the potential actions of third-party claimants and courts.

Concentrations of Risk

In the normal course of business, the Company is potentially subject to concentrations of credit risk in its trade receivables. Although the Company is directly affected by the financial condition of its customers, management does not believe significant credit risks exist as of December 31, 2022, or 2021. Generally, the Company does not require collateral or other securities to support its trade receivables.

Stock-Based Payments

The Company measures the cost of services received in exchange for an award of equity instruments to employees and non-employees based on the grant date fair value of the award, which is recognized as compensation expense over the vesting term.

Earnings (Loss) Per Share ("EPS")

Basic earnings (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Shares issued during the year are weighted for the portion of the year that they were outstanding. Except when the effect would be anti-dilutive, diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period.

The reconciliation of the numerator and denominator of the Company's basic and diluted earnings (loss) per share is shown in the following table (in whole dollars, except share and per share amounts):

	December 31,			
	2022		**2021**	
Net loss	$	(2,844,674)	$	(2,544,189)
Weighted average number of basic common shares outstanding		10,152,039		10,023,030
Loss per share:				
Basic	$	(0.28)	$	(0.25)
Diluted	$	(0.28)	$	(0.25)

Because the Company incurred a net loss for the fiscal year ended December 31, 2022 and 2021, weighted average basic shares and weighted average diluted shares outstanding are equal for the periods. The Company estimated potential diluted shares, all the series Preferred Stocks if converted into Common Shares.

Preferred Series Type	Number of Outstanding Shares	Conversion Price per Share	Potential If Converted Common Shares
Initial Convertible Preferred Stock	150,000	$2.4	360,000
Series-A Convertible Preferred Stock	576,190	$2.0	1,152,380
Series-B Convertible Preferred Stock	2,574,865	$2.0	5,149,730
Series-C and C-1 Convertible Preferred Stock	4,702,042	$1.0	4,702,042
Total	8,003,097		11,364,152

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that management believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and the results of recent operations. If we determine that the Company would be able to realize deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Recently Issued Accounting Standards

Earnings Per Share

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation – Stock Compensation (Topic 718), and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40) Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the

FASB Emerging Issues Task Force) ("ASU 2021-04"), which clarifies and reduces the diversity in an issuer's accounting for modifications or exchanges of freestanding equity-classified written call options that remain equity classified after modification or exchange. ASU 2021-04 is effective for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years, with early adoption permitted. The adoption of ASU 2021-04 on January 1, 2022 did not have a material impact on its financial position, results of operations, and cash flows.

Accounting Standards Not Yet Adopted

Convertible Debt

On August 5, 2020, the FASB issued ASU 2020-06,1 ("ASU 2020") which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity. The ASU is part of the FASB's simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. ASU 2020 is effective for fiscal years beginning after December 31, 2023. The Company feels the adoption of ASU 2020 will not have a material impact to the financial statements.

Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASC 326"). The amendments in ASC 326 will provide more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. In November 2019, the FASB issued No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), which deferred the effective date of ASU 2016-13 for Smaller Reporting Companies for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2016-13 will have on its financial statements.

All other ASUs issued but not yet adopted were assessed and determined to be either not applicable or are not expected to have a material impact on the financial statements.

Note 3 – Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. During the year ended December 31, 2022, the Company sustained a net loss of approximately $2.84 million and had net cash used in operations of approximately $2.49 million. As of December 31, 2022, the Company had an accumulated deficit of approximately $22.75 million. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of one year from the date of issuance of these financial statements.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding, and licenses of its products.

The Company intends to continue to seek funding through investments by strategic partners and from private and public sales of securities until such a time that the Company generates sufficient cash flow to sustain its operations.

There is no guarantee that the Company will be able to raise sufficient capital or generate sufficient revenue to sustain its operations. Management believes that the Company's capital requirements depend on many factors, including the liquidity necessary for the continued development and marketing of its products. These financial statements do not include any adjustments relating to the carrying amounts of recorded assets or the carrying amounts and classification of recorded liabilities that may be required should the Company be unable to continue as a going concern.

Note 4 – Intangible Assets

The following is a summary of activity related to intangible assets, which consists of capitalized patent costs as follows:

	Patents
Carrying value at December 31, 2020	$ 425,930
Add: Additions	50,285
Less: Amortization	(30,376)
Carrying value at December 31, 2021	445,839
Add: Additions	29,511
Less: Amortization	(21,894)
Less: Impairments	(453,456)
Carrying value at December 31, 2022	$ —

Amortization expenses were $21,894 and $30,376 for the years ended December 31, 2022, and 2021, respectively.

Note 5 – Convertible Notes and Notes Payable, Net

2018 Notes

During 2018, the Company initiated a private placement offering for the issuance of $1,000,000 in aggregate principal convertible promissory notes ("2018 Notes"), resulting in the issuance of multiple notes in the aggregate principal amount of $794,000, inclusive of a $50,000 note to a principal stockholder and chairman of the board and a $50,000 note to the former Company's Chairman of the Board and the prior chief financial officer. During 2019, an additional $10,000 promissory note was issued with the same terms. The 2018 Notes bore interest at a rate of 10% per year, payable quarterly on March 31, June 30, September 30, and December 31 of each year, with a maturity date of June 30, 2021.

Prior to the completion of an Initial Public Offering ("IPO") of Common Stock, as defined, the holders of the 2018 Notes may elect to convert all outstanding principal and accrued interest into shares of Common Stock at a conversion price of $1.60 per share and at a conversion price equal to the sale price of the Common Stock at any time following the completion of an IPO.

After the completion of an IPO of at least $1,000,000, the Company may elect to require holders of the 2018 Notes to convert all the outstanding principal and accrued interest into shares of Common Stock at a conversion price equal to 80% of the sale price of the Common Stock in the IPO.

Conversion of the 2018 Notes

With the completion of a Series C Preferred Stock Offering ("Series C Offering"), which resulted in gross proceeds in excess of $1,000,000 during 2021, the Company required the holders of the 2018 notes to convert their outstanding principal and accrued interest into shares of Common Stock at a conversion rate of $1.60 (80% of the $2 price per share in the Series C Offering). During the year ended December 31, 2021, $804,000 of principal and accrued interest of $19,870 were converted to 514,922 shares of Common Stock.

Since the 2018 Notes were converted to shares of Common Stock under terms that differed from the original conversion terms of the 2018 Notes, the Company recorded a gain on the extinguishment of the 2018 Notes in the amount of $516,464. The gain reflects the difference between the carrying amount of the 2018 Notes and the estimated fair value of the shares of Common Stock issued upon conversion.

In estimating the fair value of Common Stock, the Company used the Backsolve method, which utilizes the option pricing method, to calculate an implied value of $.597 per share of Common Stock. For purposes of the Backsolve method, the Company used the recent sales transactions of the Series C Preferred Stock, which were purchased at a price of $2.00 per share (see *Note 6*). A summary of the key inputs used in the Backsolve method on December 31, 2021, were volatility of 96%, risk-free rate of .31%, and an estimated three-year period until liquidity or an exit.

As of December 31, 2022 and 2021, the total principal outstanding on the 2018 Notes was $0.

2019 Notes

During 2019, the Company issued convertible promissory notes in the aggregate amount of $486,511 (the "2019 Notes"). The issuance of the 2019 Notes resulted in the Company receiving net proceeds of $418,593. The 2019 Notes bore interest at a rate of 5% compounded each calendar quarter commencing June 30, 2019. All outstanding principal and accrued interest were due in May 2021 ("Maturity Date").

Of the total 2019 Notes, $23,167 was issued as consideration related to debt issuance costs. In addition, the Company paid debt issuance costs of $44,751 for total aggregate debt issuance costs of $67,918 that were recorded as a discount on the debt to be amortized over the twenty-four-month term of the 2019 Notes.

The 2019 Notes will automatically convert to equity upon the occurrence of: 1) the sale and issuance of Preferred Stock in which the Company receives gross proceeds of $1,000,000 or more ("Qualified Equity Financing") or 2) a Corporate Transaction, as defined in the agreement. If automatic conversion does not occur by the Maturity Date, the 2019 Note holders can elect, by a majority, to require the Company to pay the outstanding balance or convert the 2019 Notes into shares.

Upon conversion, the conversion price shall be based on the following:

> Qualified Equity Financing – the lower of: a) a 20% discount to the price paid per share for the Preferred Stock (the "Discount") issued in the Qualified Equity Financing or b) the quotient resulting from dividing $32,400,000 (the "Valuation Cap") by the fully-diluted shares outstanding immediately prior to the closing of the Qualified Equity Financing. Upon conversion, the 2019 Note holders will receive shares equivalent to shares issued in the Qualified Equity Financing except the liquidation preference per share shall equal the conversion price.

> Corporate Transaction – the quotient resulting from dividing the Valuation Cap by the fully diluted shares outstanding immediately prior to the closing of a Corporate Transaction.

At Maturity – the quotient resulting from dividing the Valuation Cap by the fully diluted shares outstanding immediately prior to the closing of a Corporate Transaction.

If the Company issues convertible debt in any future series separate from the 2019 Notes at a lower pre-money valuation cap or higher discount, the Valuation Cap and/or Discount on the 2019 Notes will be automatically amended to the lower Valuation Cap and/or higher Discount, as applicable.

The above conversion features embedded in the 2019 Notes resulted in the Company recognizing a beneficial conversion feature, measured at its intrinsic value on issuance date, of approximately $392,000, which was recorded as a discount to the debt and additional paid in capital. The debt discount is being amortized over the term of the 2019 Notes.

During the years ended December 31, 2022 and 2021, the Company recognized aggregate amortization expenses of $0 and $98,648, respectively, related to the beneficial conversion feature and debt issuance costs which are included on the statements of operations. As of December 31, 2022, and 2021, the aggregate unamortized debt discount was $0.

2019 Promissory Note

On October 31, 2019, the Company issued a promissory note ("2019 Promissory Note") to an unrelated individual in the amount of $100,000. The promissory note bears interest at 10% and is due October 31, 2024. The note holder may elect to convert all, but only all, of the outstanding principal and accrued interest into shares as follows: 1) prior to an initial public offering (IPO) at a conversion price of $2.00; or 2) at the completion of an IPO at a conversion price equal to the share price paid in the IPO less a 10% discount.

Further, the Company may elect to repay the principal and accrued interest in the form of equity shares as follows: 1) upon 15 days advance notice to the lender of the Company's election to convert into equity shares at a conversion rate of $2; or 2) at any time following a public offering of stock that results in gross proceeds of at least $1,000,000, the Company may elect to require the lender to convert all outstanding principal and accrued interest into equity shares at a 10% discount to the offering price.

Conversion of the 2019 Notes and 2019 Promissory Note

During the year ended December 31, 2021, the aggregate outstanding principal and accrued interest outstanding on the 2019 Notes and 2019 Promissory Note of $586,511 and $60,126, respectively, were converted to 570,541 shares of Series C Preferred Stock. The conversion of the 2019 Notes was triggered by a Qualified Equity Financing that occurred in 2021. The Company elected to require the holder of the 2019 Promissory Note to convert the outstanding principal and accrued interest into Series C Preferred Stock after the sale of Series C Preferred Stock that resulted in gross proceeds in excess of $1,000,000 (*see Note 6*). Since the conversion was in accordance with the original terms of the 2019 Notes and 2019 Promissory Note, no gain or loss was recorded upon conversion, and the $646,637 of outstanding principal and accrued interest was classified as equity.

As of December 31, 2022 and 2021, the total principal outstanding on the 2019 Notes and 2019 Promissory Note was $0.

2020 Notes

During 2020, the Company issued promissory notes in the principal amount of $715,000, of which $40,000 was with related parties. In 2021, the Company issued an additional promissory note with a principal amount of $30,000 (collectively referred to as the "2020 Notes"). In connection with the 2020 notes, the Company issued options to purchase 372,500 shares of Common Stock at a share price of $2.00, which was recorded as a debt discount in the amount of $28,463 and additional paid-in-capital based on the relative fair value method. The fair value of the options issued was determined using the Blacksholes method, an application of the option pricing model, which uses the price established by a recent financing transaction of the Company's equity participating securities to compute a total equity value for the Company (*see Notes 6 and 7*). The debt discount was amortized over the terms of the 2020 notes for one (1) year. In 2021, $670,000, including $40,000 to related parties, of the outstanding principal on the 2020 Notes was repaid in cash, and all accrued interest was outstanding at that time.

Certain holders of the 2020 Notes elected to convert their outstanding principal and accrued interest into shares of Common Stock.

Conversion of the 2020 Notes

During the year ended December 31, 2021, $75,000 of outstanding principal and accrued interest of $13,000 on the 2020 Notes were converted to 55,000 shares of Common Stock. Since the 2020 Notes were converted to shares of Common Stock, the Company recorded a gain on the extinguishment of the 2020 Notes in the amount of $55,165. The gain reflects the difference between the carrying amount of the 2020 Notes and the estimated fair value of the shares of Common Stock issued upon conversion.

In estimating the fair value of Common Stock, the Company used the Backsolve method, which utilizes the option pricing method, to calculate an implied value of $.597 per share of Common Stock. For purposes of the Backsolve method, the company used the recent sales transactions of the Series C Preferred Stock, which were purchased at a price of $2.00 per share (*see Note 6*). A summary of the key inputs used in the Backsolve method on December 31, 2021, were volatility of 96%, risk-free rate of .31%, and an estimated period of three-years till liquidity or an exit.

During the year ended December 31, 2021, an aggregate of outstanding principal and accrued interest of $1,558,506 on the 2018 Notes, 2019 Notes, and 2020 Notes was converted into 570,541 shares of Series C Preferred Stock and 569,922 shares of Common Stock. This resulted in an aggregate gain on extinguishment of $571,629, which has been reflected in the statement of operations.

As of December 31, 2022 and 2021, the total principal outstanding on the 2020 Notes was $0.

__2022 Notes__

During 2022, the Company issued promissory notes in the principal amount of $360,000 (collectively referred to as the "2022 Notes") with applicable interest per annum ranging from 15% to 20%. In connection with the 2022 notes, the Company issued options to purchase 202,500 shares of Common Stock at an exercise price of $2.00 per share, which was recorded as a debt discount in the amount of $54,485 and additional paid-in-capital based on the relative fair value method. The fair value of the options issued was determined using the Black Scholes method, an application of the option pricing model, which uses the price established by a recent financing transaction of the Company's equity participating securities to compute a total equity value for the Company (*see Notes 6 and 7*). The debt discount was amortized over the terms of the 2022 notes for one (1) year. During the year, $31,239 of debt discount was amortized from the outstanding notes. During the year, $270,000 notes were repaid in cash and notes of $30,000 plus accrued interest of $3,000 were converted to 14,348 shares of Series C-1 Preferred Stock. Following the repayments and conversions, $19,675 was recorded as loss extinguishment as a result of the write off of the unamortized debt discount on the debt that was settled during the year and the remaining unamortized debt discount for these 2022 Notes is $3,571.

The 2022 notes are due at the earlier of the close of a qualified equity financing or one year from the date of the note ("Maturity Date"). Qualified equity financing is defined as when the Company issues and sells shares of its equity securities to investors prior to the Maturity Date in an equity financing of not less than $1.5 or $2.0 million. Upon Qualified equity financing, the outstanding principal amount plus interest, as if the loan were being repaid on the Maturity Date. (e.g., if the principal amount of the Note is $100,000, then upon a qualified financing the holder shall be repaid $115,000, which is inclusive of all accrued interest of 15%), would be due and payable.

As at December 31, 2022, and 2021, the outstanding principal on the 2018 Notes, 2019 Notes, 2020 Note and 2022 Notes was $56,429 and $0, respectively, net of debt discounts of $3,571 and $0 respectively and loss on extinguishment of debt for $19,675 and $0. On December 31, 2022 and 2021, outstanding interest on the 2022 Notes was $9,000 and $0, respectively.

CARES Act Paycheck Protection Program Loan

In April 2020, the Company entered into a promissory note evidencing an unsecured loan (the "Loan") in the amount of $27,212 made to the Company under the Paycheck Protection Program (the "PPP"). The PPP was established under the CARES Act and is administered by the U.S. Small Business Administration. In 2021, the Company received notification that the Loan was forgiven and recorded a gain on extinguishment of $27,408.

Note 6 – Stockholders' Equity

The Company is authorized to issue 50,000,000 shares of Common Stock with a par value of $0.001 per share and 20,000,000 shares of Preferred Stock with a par value of $0.001. The Board of Directors has designated (a) 150,000 shares as Initial Preferred Stock, (b) 1,500,000 shares of Series A Preferred Stock, (c) 6,000,000 shares of Series B Preferred Stock, and (d) 10,000,000 shares of Series C Preferred Stock of which 510,000 shares were designated as Series C-1 Preferred Stock.

Common Stock

In 2021, the completion of a Series C Preferred Stock Offering that resulted in gross proceeds in excess of $1,000,000, the Company had convertible notes and notes payable convert to 569,922 shares of Common Stock in 2021 (*see Note 5*). During 2022, one of the stock option holders exercised the option to convert 140,000 stock options into 140,000 Common Shares for an exercise price of $0.20 per share totaling $28,000.

On December 31, 2022, and 2021, the Company had 10,257,042 and 10,117,042 shares of Common Stock issued and outstanding, respectively. The holders of Common Stock are entitled to one vote for each share held of record on such matters and in such manner as may be provided by law. Subject to preferences applicable to any shares of the Company's outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any shares of the Company's outstanding Preferred Stock. Holders of Common Stock have no pre-emptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

On December 31, 2022, and 2021, the Company had (1) 150,000 shares of Initial Convertible Preferred Stock (Initial Preferred), (2) 576,190 shares of Series A Convertible Preferred Stock (Series A Preferred), and (3) 2,574,865 shares of Series B Convertible Preferred Stock (Series B Preferred) issued and outstanding. The Initial Convertible Preferred stock has a liquidation preference of $2.00 per share ($300,000). The Series A Convertible Preferred Stock has a liquidation preference of $4.00 per share ($2,304,760). The Series B Convertible Preferred Stock has a liquidation preference in the amount paid by the holders (ranging from $2.50 to $4.00 per share, or $7,360,960 in the aggregate). In the event of any liquidation event, the order of liquidation preference is as follows: the (1) Initial Preferred Stock (in parity with Series A Preferred), (2) Series A Preferred (in parity with Initial Preferred Stock) and (3) Series B Preferred.

Each share of Initial Preferred Stock is convertible into 2.4 shares of Common Stock, and both the Series A and Series B Preferred stock are each convertible into two (2) shares of Common Stock.

During 2020, the Company amended its Articles of Incorporation to designate 10,000,000 shares as Series C Preferred Stock, of which 500,000 shares were designated as Series C-1 Preferred Stock. In 2021, the articles were amended to increase the designated C-1 Preferred Stock to 510,000. Each share of Series C-1 Preferred Stock ("Series C-1") has a par value of $0.001 and a stated value equal to its conversion rate.

Each share of Series C Preferred Stock has a par value of $0.001 and a stated value equal to $2.00 ("Series C Purchase Price"). All other rights and privileges of the Series C Preferred Stock and Series C-1 are identical except for the stated value mentioned above.

Holders of Series C and C-1 Preferred Stock will vote with holders of common Stock as a single class and will participate in all dividends that are declared and paid on Common Stock on the same basis as if each share of Series C and C-1 Preferred Stock were converted into Common Stock.

Holders of the Series C and C-1 Preferred Stock may voluntarily convert the Series C and C-1 Preferred Stock into shares of Common Stock on a one-to-one ratio, and the Series C and C-1 Preferred Stock will automatically convert upon a Public Offering.

In the event of any liquidation event, the holders of Series C and C-1 Preferred Stock will have a liquidation preference in parity with the holders of Initial Preferred Stock and Series A Preferred Stock. The Series C Convertible Preferred Stock has a liquidation preference of $8,263,002 (4,131,501 at $2.00 per share). The Series C-1 Convertible Preferred Stock has a liquidation preference calculated at lesser of (1) $1.60 and (B) the quotient resulting from dividing (1) $32,400,000 by (2) the number of shares of Common Stock issued and outstanding on a fully diluted basis per share value of a share of Common Stock, on a fully diluted, thus, liquidation preference is calculated at lesser value of $1.05 calculated as $599,068 (570,541 at $1.05 per share).

In 2021, with the completion of a Series C Preferred Stock Offering ("Offering") that resulted in gross proceeds of more than $1,000,000, the Company issued 2,424,016 Series C Preferred Stock for $2.00 which generated $3,767,309 of net proceeds, net of $962,391 equity issuance costs. Upon completion of the Series C Offering $137,882 of deferred offering costs were recorded as a reduction of additional paid-in capital. As further disclosed in Note 5, the completion of the Offering resulted in convertible notes payable being converted into 570,541 of Series C-1 Preferred Stock.

During the year ended December 31, 2022, the Company initiated a Series C Preferred Stock Offering ("2022 Offering") which resulted in gross proceeds in excess of $3,700,000, the Company issued 1,693,138 Series C Preferred Stock for either (a) $1.84 per share for subscriptions received no later than April 22, 2022, (b) $2.07 per share for subscriptions received after April 22, 2022 but not later than April 29, 2022, and (c) $2.30 per share for subscriptions received after April 29, 2022 or where all or a portion of the Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser. The 2022 Offering generated $2,616,205 of proceeds, net of $291,073 direct attributable equity issuance costs, $13,463 of previously deferred offering costs and $837,980 for costs for digital and marketing expenses incurred to raise such capital from offering. Upon completion of the Series C 2022 Offering these deferred offering costs were recorded as a reduction of additional paid-in capital. Refer to subsequent events (*Note 12*) for additional investment obtained after the year end.

Additionally, 14,348 Series C Preferred Stock were issued to two investors in exchange for 2022 convertible promissory notes at $2.30 per share. Refer to convertible notes and notes payable (*Note 5*) for additional information on 2022 promissory notes issuance and conversion.

On December 31, 2022, and 2021, the Company had issued and outstanding 4,702,042 (4,131,501 Series C and 570,541 Series C-1) and 2,994,557 (2,424,016 Series C and 570,541 Series C-1) respectively.

Note 7 – Stock-Based Compensation

In April 2007, the Company's shareholders adopted the 2007 Stock Incentive Plan ("2007 Plan"), providing for the grant of stock options and restricted stock awards to employees, non-employee service providers and Board members. Plan Options granted under the plan may include non-statutory stock options as well as incentive stock options intended to qualify under Section 422 of the Internal Revenue Code. Awards under 2007 may be granted only during the ten years immediately following the effective date of the Plan.

During 2018, the Company's Board adopted the 2018 Stock Incentive Plan ("2018 Plan"), effectively replacing the 2007 Plan, to provide for the issuance of up to 5,000,000 shares of stock through the grant of stock options, restricted stock, or restricted stock units.

During 2021, the Company granted options to the Company's President to purchase 424,800 shares of Common Stock at an exercise price of $2.00 per share and a grant date fair value of $0.16 vested 35,400 per quarter and exercisable over five years.

In January 2022, the Company granted options to board directors to purchase 150,000 shares of Common Stock at an exercise price of $2.00 per share and a grant date fair value of $0.237 which vest 12,500 per quarter and are exercisable over five years. In June 2022, debt holders were given options to purchase 202,500 shares of Common Stock at an exercise price of $2.00 per share that is fully vested on issuance and exercisable over five years (*see Note 5*). Stock compensation expenses for non-debt related grants during 2022 was $58,348.

On December 31, 2022, the Company has options outstanding to purchase 4,706,034 shares of Common Stock under the 2007 and 2018 Plans at exercise prices ranging from $0.05 to $2.00 per share and with remaining vesting periods of one to five years.

The Company determined the grant date fair value of the options granted using the Black Scholes Method using the following assumptions:

	2022	2021
Expected Volatility	98.1%	93.6%
Expected Term	1.5 years	2.5 years
Risk Free Rate	2.48%	0.16%
Dividend Rate	0.00%	0.00%

The following is a summary of the Company's stock option activity:

	December 31, 2022		December 31, 2021	
	Option Shares	Weighted- Average Exercise Price	Option Shares	Weighted-Average Exercise Price
Outstanding	5,811,110	$ 1.10	6,382,586	$ 0.94
Granted	352,500	$ 2.00	439,800	$ 2.00
Forfeited	—	—	(709,276)	$ 0.38
Exercised	(140,000)	0.20	—	—
Expired	(1,663,734)	$ 1.48	(302,000)	$ 1.00
Outstanding	4,359,876	$ 1.06	5,811,110	$ 1.10
Exercisable	4,147,476	$ 1.06	5,457,110	$ 1.04

The following table summarizes stock option information at December 31, 2022:

Exercise Price	Outstanding	Weighted- Average Contractual Life (Years)	Exercisable	Weighted- Average Contractual Life (Years)
$ 0.05	800,000	Indefinite	800,000	Indefinite
$ 0.38	629,276	Indefinite	629,276	Indefinite
$ 0.38	170,000	4.24	170,000	4.24
$ 0.57	346,000	0.74	346,000	0.74
$ 1.00	440,000	4.81	440,000	4.81
$ 2.00	1,974,600	2.88	1,762,200	2.88
Total	4,359,876		4,147,476	

During the year ended December 31, 2022, 494,100 options vested with a weighted average grant date fair value of $0.32. Stock compensation expenses for the years ended December 31, 2022, and 2021 were $58,348 and $33,248, respectively, which is included in payroll expense on the statements of operations.

On December 31, 2022, there were 212,400 options unvested with an average grant date fair value of $0.32 and $34,196 of unrecognized compensation costs related to stock options which will be recognized over the weighted average remaining 1.50 years.

Note 8 – Related Party Transactions

During the month of September 2022, a convertible promissory note was issued to Mr. Joey Bose (CEO & President – Key Managerial Person) in the principal amount of $30,000 at the rate of 15% interest per annum with maturity date of one (1) year. As additional consideration for the Note, 15,000 stock options were awarded to the holder of the note to purchase common stock of the Company at a purchase price of two dollars ($2.00) per share. Per the terms of the note, investors will receive the stock option at no additional cost, which provides the investor with the right but not the obligation to purchase shares for up to 5 years at a fixed price of $2.00 per share.

Similarly, a convertible promissory note with a principal amount of $25,000 and a maturity period of one (1) year was issued Gaetano Scuderi, MD (Founder and Chairman) in June 2022. The debt was issued with 12,500 stock options to purchase Company common stock at a purchase price of $2.00 per share. Per the terms of the note, investors will receive the stock option at no additional cost, which provides the investor with the right but not the obligation to purchase shares for up to 5 years at a fixed price of $2.00 per share.

Both principal amounts along with accrued interest for the two promissory notes were repaid during the year. Thus, no related party convertible notes balance remains outstanding as on December 31, 2022.

Professional fees in the amount of $74,200 was paid to Lewis Hanna, PhD (Chief Scientific Officer) for his consulting services provided to the Company during the year 2022.

All three independent Directors (Tracy Goeken, MD; Gordon Ramseier; Phil LoGrasso, PhD) were granted 50,000 common stock options in January 2022 as compensation for their services. The options vested immediately, have a 5-year expiration, and are exercisable at $2.00 per share.

Note 9 – Commitments and Contingencies

From time-to-time, the Company may become involved in various claims and legal proceedings of a nature considered normal to its business. While it is not feasible to predict or determine the financial outcome of any proceedings, management does not believe that the resolve of unasserted claims and proceedings will result in a material adverse effect on the Company's financial position, results of operations or liquidity.

Note 10 – Concentration of Credit Risks

During the years ended December 31, 2022, and 2021, the Company generated revenues and accounts receivable from two (2) customers.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of the FDIC insured limit of $250,000. On December 31, 2022, and 2021, such cash balances were in excess of federally insured amounts by approximately $929,694 and $1,204,000, respectively.

During the year ended December 31, 2022, the Company purchased from one (1) vendor 84% of research and laboratory fees, and the vendor accounted for 21% of total accounts payable.

Note 11 – Income Taxes

Components of income tax benefit are as follows for the years ended December 31:

	2022	2021
Current income tax expense (refund) federal	$ —	$ —
Current income tax expense (refund) state	—	—
Total current income tax expense (refund)	—	—
Deferred income tax expense (benefit) federal	918,530	377,026
Deferred income tax expense (benefit) state	254,569	65,792
Total deferred income tax expense (benefit)	1,173,098	442,818
Change in valuation allowance	(1,173,098)	(301,134)
Total provision for income taxes	$ —	$ —

The tax effects of temporary differences which give rise to the significant portions of deferred tax assets and liabilities are summarized as follows as of December 31:

	2022	2021
Deferred Tax Assets:		
Net operating loss	$ 3,855,965	3,260,443
Stock options	434,779	381,304
Tax credits	263,834	263,834
Amortization	626,551	65,045
Total deferred tax assets	5,181,129	3,970,626
Deferred Tax Liabilities:		
Net deferred tax liability	—	—
Less: Valuation Allowance	(5,181,129)	(3,970,626)
Total Net Deferred Tax Assets	$ —	—

The Company will have approximately $15.21M of operating loss carryforwards as of December 31, 2022. Net deferred tax assets are mainly comprised of temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities.

Net deferred tax assets are mainly comprised of temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities.

ASC 740 Income Taxes, requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2022 and 2021, a full valuation allowance was required.

In addition, the Company performed a comprehensive review of its uncertain tax positions and determined that no adjustments were necessary relating to unrecognized tax benefits as of December 31, 2022. The Company's federal and state income tax returns are subject to examination by taxing authorities for three years after the returns are filed, and the Company's federal and state income tax returns for 2018 through 2021 remain open to examination.

The reconciliation of the income tax benefit is computed at the U.S. federal statutory rate as follows at December 31:

	2022	2021
Federal statutory income tax	21.00%	21.00%
Permanent Differences	6.29%	0.23%
Change in Tax Rate	8.59%	-3.81%
Change in Valuation Allowance	-41.24%	-17.41%
State income taxes, net of federal benefit	5.65%	2.82%
Prior Year Adjustments	-0.28%	-2.83%
Total	0.00%	0.00%

Note 12 – Subsequent Events

Series C Preferred Stock

Management has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through November 3, 2023, the date these financial statements were available to be issued.

In April 2023, the Company obtained additional investments in connection with the Preferred C Round 2 Offering, which resulted in gross proceeds in excess of $1,600,000. the Company issued 737,334 Series C Preferred Stock for either (a) $1.84 per share for subscriptions received no later than April 22, 2022; (b) $2.07 per share for subscriptions received after April 22, 2022 but not later than April 29, 2022; or (c) $2.30 per share for subscriptions received after April 29, 2022, or where all or a portion of the Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser. These additional investments were initiated in 2023, settled subsequent to December 31, 2022, and generated $1,695,868 of proceeds, net of $128,000 equity issuance costs (7.5% of brokerage fees). Upon completion of the Series C Round 2 Offering, these deferred offering costs were recorded as a reduction of additional paid-in capital.

Common Shares to Related Party

In order to conserve cash, the Company paid professional fees to Lewis Hanna, PhD (Chief Scientific Officer) in the form of common shares of 9,349 on January 11, 2023 for his consulting services provided to the Company.

Stock Options to Related Party

During the month of June 2023, Mr. Joey Bose (CEO & President – Key Managerial Person) was granted 434,000 common stock options as compensation for his services. The options vested immediately, have a 5-year expiration, and are exercisable at $2.00 per share.